UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________

FORM 6-K
_______________

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a(16) OR 15d(16) OF THE
SECURITIES EXCHANGE ACT OF 1934

March 12, 2001

CREO PRODUCTS INC.
(Exact name of Registrant as specified in its charter)

3700 Gilmore Way
Burnaby, B.C. Canada V5G 4M1
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F    [    ]              Form 40-F     [ X ]

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes    [    ]             No     [ X ]

FORM 27

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE
SECURITIES ACT (BRITISH COLUMBIA)

MATERIAL CHANGE REPORT UNDER
SECTION 75(2) OF THE SECURITIES ACT (ONTARIO)

1.       Reporting Issuer

CREO PRODUCTS INC. ("Creo")
3700 Gilmore
Burnaby, British Columbia
V5G 4M1

2.       Date of Material Change

March 12, 2001

3.       Press Release

Date of Issuance: March 12, 2001

Place of Issuance: Burnaby, British Columbia

4.       Summary of Material Change

Creo Products Inc. (NASDAQ - CREO, TSE - CRE) announced that Erez Meltzer has decided to step down from his roles as Chief Operating Officer and Executive Vice President, Creo Products Inc. and President of CreoScitex Corporation Ltd. (Israel). Creo does not intend to fill the Chief Operating Officer and Executive Vice President role at this time. Michael Rolant, currently Vice President of Business Operations for CreoScitex, will be assuming the role of President, CreoScitex Corporation Ltd. (Israel).

5.       Full Description of Material Change

Creo announced that Erez Meltzer has decided to step down from his roles as Chief Operating Officer and Executive Vice President, Creo Products Inc. and President of CreoScitex Corporation Ltd. (Israel), on of the company's manufacturing and development operations. Creo does not intend to fill the Chief Operating Officer and Executive Vice President role at this time.

Michael Rolant, currently Vice President of Business Operations for CreoScitex, will be assuming the role of President, CreoScitex Corporation Ltd. (Israel). Mr. Rolant has been with Creo for six years and has been responsible for a variety of areas including leading the global CreoScitex Customer Support group. Mr. Meltzer will assist Mr. Rolant with the transition over the next two months.

6.       Reliance on Section 85(2) of the Securities Act (British Columbia)/Section 75(3) of the Securities           Act (Ontario)

Not applicable.

7.       Omitted Information

Not applicable

8.       Senior Officers

For further information contact:

Michael Graydon
Creo Products Inc.
3700 Gilmore Way
Burnaby, BC
V5G 4M1

Telephone: (604) 451-2700
Facsimile: (604) 419-2724

9.       Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Burnaby, British Columbia this 13th day of March 2001.

CREO PRODUCTS INC.

Per:	"Paul Kacir"

(Authorized Signatory)

Paul Kacir

Assistant Corporate Secretary

(Print Name and Title)